EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
AMC Networks Inc.:
We consent to the use of our reports dated February 25, 2016, with respect to the consolidated balance sheets of AMC Networks Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, stockholders’ deficiency, and cash flows for each of the years in the three-year period ended December 31, 2015, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2015, incorporated herein by reference.
/s/ KPMG LLP
New York, New York
October 13, 2016